February 21, 2020

J. Mark Flippin
Secretary
American National Group, Inc.
One Moody Plaza
Galveston, Texas 77550-7999

       Re: American National Group, Inc.
           Registration Statement on Form S-4
           Filed February 12, 2020
           File No. 333-236385

Dear Mr. Flippin:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed February 12, 2020

Risk Factors
Newcos Bylaws designate the Court of Chancery of the State of Delaware as the exclusive forum...., page 13

1. We note that Newco's forum selection provision identifies the Court of Chancery of the
       State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please revise your disclosure here, under Description of Newco's Common Stock, under Comparative Rights of Holders of Company Capital Stock and Newco Capital
       Stock, and elsewhere, as appropriate, to disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder,
 J. Mark Flippin
American National Group, Inc.
February 21, 2020
Page 2
         and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the exclusive forum provision applies to
         Securities Act claims, please also revise your proxy statement/prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or
         Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange
         Act.
2. Please expand this risk factor to include the associated risks that these provisions can discourage claims and increase the costs to bring a claim.
Proposal 2. Reorganization
Comparative Rights of Holders of Company Capital Stock and Newco Capital Stock, page 69

3. We note that a vote by stockholders to approve the Reorganization is also a vote to approve the Delaware Certificate of Incorporation and Bylaws which will
(i) contain an
       exclusive forum provision, (ii) include an advance notice requirement for stockholder proposals and (iii) increase the percentage of stockholders required to call a special meeting, among other changes that substantively affect stockholder rights. Please tell us how you determined that a separate vote regarding these changes was not required. Please refer to Rule 14a-4(a)(3) of Regulation 14A and Question 101.02 to Exchange Act Rule
       14a-4(a)(3) Questions and Answers of General Applicability (Unbundling under Rule
FirstName LastNameJ. Mark Flippin on our website.
       14a-4(a)(3) Generally), available
Comapany NameAmerican National Group, Inc. of rights of holders of Company stock and
4.     In addition, please expand your comparison
       Newco stock to discuss the exclusive forum provision included in the Newco Bylaws.
February 21, 2020 Page 2
FirstName LastName
 J. Mark Flippin
FirstNameNational Group, Inc.
American LastNameJ. Mark Flippin
Comapany NameAmerican National Group, Inc.
February 21, 2020
Page 3
February 21, 2020 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Jessica Livingston at 202-551-3448 or Sandra Hunter Berkheimer at 202-
551-3758 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance